UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: July 31, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Press Release dated July 31, 2018.

Exhibit 99.1

Amdocs Announces Shuky Sheffer to Succeed Eli Gelman as President and CEO, Effective October 1, 2018

Eli Gelman to Continue Involvement with Amdocs as a Member of the Board of Directors

ST. LOUIS — July 31, 2018 — Amdocs Limited (NASDAQ: DOX) today announced that Eli Gelman, President and CEO of Amdocs Management Limited, has decided to retire at the end of fiscal year 2018 and will be replaced by Shuky Sheffer, a Senior Vice President and President of Global Business Group of Amdocs Management Limited. Mr. Gelman will continue to serve as a member of the Board of Amdocs Limited.

“For more than three decades, Amdocs and our customers have had the privilege of Eli Gelman’s service and leadership, including as chief executive officer for the past eight years”, said Robert Minicucci, chairman of the company’s board of directors. “Eli’s tireless contributions towards value creation for Amdocs’ employees, customers and shareholders cannot be emphasized enough. We are grateful that he has decided to stay on as a board member as we believe his deep company and industry knowledge will allow him to make a meaningful contribution for more years to come.”

“Eli began his tenure as CEO in the aftermath of the global financial crisis and has expertly steered the company through an unprecedented period of rapid industry change. During his time as CEO, Amdocs strengthened its position as the industry’s leading provider of customer experience systems, established a strong international presence and expanded in new strategic areas such as cable and Pay TV, Network Functions Virtualization and media and entertainment. Simply put, Eli’s achievements for the company, its customers and shareholders are too many to mention and we are indebted to him for his ongoing service, expertise, leadership and friendship.”

Mr. Minicucci said Mr. Sheffer was the natural successor to lead Amdocs in the future: “Shuky is an Amdocs veteran who has worked closely with Eli and myself for many years as a trusted member of the executive management team. We are highly fortunate to have a leader with Shuky’s vast company and industry experience, which I believe will ensure a smooth transition period and serve him well as our new CEO.”

“After eight years in the role of CEO of Amdocs, I feel confident that now is the right moment to hand over the reins to my long-time colleague and friend, Shuky,” said Eli Gelman. “I have worked closely with Shuky over many years, including in my former position as chairman of Retalix where he was then CEO. I am proud to have watched Shuky grow as an executive and business leader and am truly convinced he is uniquely qualified to take Amdocs forward at this time”.

Mr. Sheffer holds a bachelor’s degree in computer science and has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. From 1986 to 2009, Mr. Sheffer held various managerial positions at Amdocs, including president of the Emerging Markets Divisions. Between 2009 and 2013, Mr. Sheffer served as CEO of Retalix Ltd, a global software company listed on NASDAQ until its acquisition by NCR Corporation in 2013. Mr. Sheffer returned to Amdocs later that year to assume the role of president of the Global Business Group, reporting directly to Eli Gelman. In 2016, Mr. Sheffer’s responsibilities were expanded to include oversight of Amdocs’s global delivery organization.

“I have spent a majority of my career with Amdocs and I feel extremely proud and excited to be appointed as the fifth CEO of this special company,” said Shuky Sheffer. It has been my pleasure to work closely with Eli over the course of many years, and I’m fortunate to have the support of Amdocs’ deep leadership team, strongly committed workforce and unparalleled global infrastructure. I look forward to ensuring a smooth transition in my new role as CEO and working with all stakeholders to sustain Amdocs’ continued success in the future.”

Supporting Resources

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About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017. For more information, visit Amdocs at www.amdocs.com

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017 and our quarterly 6-K form furnished on February 12 and May 21, 2018.

Media Contacts:

Linda Horiuchi

Amdocs Public Relations

Tel: +1 201 631 6810

E-mail: linda.horiuchi@amdocs.com

Jenn Headley

Hotwire PR for Amdocs

Tel: +1 (212) 897-2156

E-mail: jennifer.headley@hotwireglobal.com or AmdocsUS@hotwirepr.com

Amdocs 1390 Timberlake Manor Parkway Chesterfield, MO 63017 USA www.amdocs.com	t: +1-314-212-7000 f: +1-314-212-7500